SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8
TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BONDS.COM GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants and Purchase Rights to Purchase Common Stock
(Title of Classes of Securities)

098003106
(CUSIP Number of Common Stock Underlying Warrants and Purchase Rights)

Michael O. Sanderson
Chief Executive Officer
529 5th Avenue, 8th Floor
New York, New York 10017
(212) 946-3998
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copy to:
Hill, Ward & Henderson, P.A.
101 E. Kennedy Boulevard, 37th Floor
Tampa, Florida 33602
(813) 221−3900
Attention: Mark A. Danzi

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$58,144,964.28	$4,145.74

*
This valuation assumes the exchange of warrants to purchase 111,817,240 shares of common stock, par value $0.0001 per share, of Bonds.com Group, Inc. (the “Company”).  Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the bid and ask price of the shares of common stock of $0.52 as of June, 28, 2010 as quoted on the OTC Bulletin Board under the symbol “BDCG”.

**	Previously paid. The amount of the filing fee was calculated in accordance with the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0−11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d 1.
☒ issuer tender offer subject to Rule 13e 4.
☐ going private transaction subject to Rule 13e 3.
☐ amendment to Schedule 13D under Rule 13d 2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Bonds.com Group, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on June 30, 2010, as amended and supplemented by the Amendment No. 1 filed with the Securities and Exchange Commission on July 29, 2010, the Amendment No. 2 filed with the Securities and Exchange Commission on August 12, 2010, the Amendment No. 3 filed with the Securities and Exchange Commission on August 19, 2010, the Amendment No. 4 filed with the Securities and Exchange Commission on August 26, 2010, the Amendment No. 5 filed with the Securities and Exchange Commission on September 7, 2010, the Amendment No. 6 filed with the Securities and Exchange Commission on September 16, 2010, and the Amendment No. 7 filed with the Securities and Exchange Commission on September 23, 2010 (as amended and supplemented, the “Schedule TO”).  The Schedule TO relates to the offers to exchange (collectively, the “Exchange Offer”) certain warrants and instruments titled “Purchase Rights” which entitle the holder to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for newly issued shares of our Common Stock, upon the terms and subject to the conditions set forth in the Company’s Offer to Exchange, dated June 30, 2010, as amended and supplemented (including as amended and supplemented by the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment) (the “Exchange Offer Statement”), and in the related Exchange Offer materials which are filed as Exhibits (a)(1)(A) to (a)(1)(C) to the Schedule TO.  Capitalized terms used in this Amendment and not defined have the meanings given to them in the Schedule TO or the Exchange Offer Statement.

On September 29, 2010, the Company extended the Expiration Date of the Exchange Offer by five business days to 11:59 PM, Eastern Daylight Time, on October 6, 2010, unless earlier terminated or extended.

Additionally, on September 29, 2010, the condition to the Exchange Offer that holders of Warrants to purchase at least 95% of all of the shares of our Common Stock purchasable under all Warrants must have validly tendered and not withdrawn their Warrants (referred to as the “Minimum Condition”) prior to 11:59 PM on the Expiration Date has been amended to reduce the percentage of the condition to 80%.  As a result, the Exchange Offer is now subject to the amended condition that holders of at least 80% of all of the shares of our Common Stock purchasable under all Warrants must have validly tendered and not withdrawn their Warrants prior to 11:59 p.m. on the Expiration Date.

As of September 28, 2010, the number of Warrants validly tendered and not withdrawn for each class of Warrants was as follows:

Class of Warrants	Number Tendered (1)	Percentage Tendered (2)
November 2007 Warrants	2,799,831	60.10
September 2008 Warrants	1,160,439	71.32
March 2009 Warrants	-	-
April 2009 Warrants	266,666	69.56
September 2009 Warrants	9,464,667	89.31
November 2009 Warrants	8,798,000	91.67
December 2009 Ordinary Warrants	26,656,000	92.58
December 2009 Additional Warrants	14,805,942	66.67
December 2009 License Warrants	20,000,000	100.0
January 2010 Warrants	8,317,100	85.00
January 2010 Lender Warrants	-	-
May 2010 Warrants	-	-
June 2010 Warrants	-	-
_________________________________
(1)  Represents the number of shares of our Common Stock issuable upon the exercise of Warrants of the specified class that were validly tendered and not withdrawn as of 11:59 PM on September 28, 2010.

(2)  Represents the percentage of Warrants (calculated based on the shares issuable upon the exercise thereof) of the specified class that were validly tendered and not withdrawn as of 11:59 PM on September 28, 2010.

Additionally, the aggregate number of shares issuable upon exercise of all Warrants of each class (when taken as a whole) that were validly tendered and not withdrawn as of 11:59 PM on September 28, 2010 was 92,268,645, which represents approximately 82.52% of the shares issuable upon the exercise of all Warrants.

The Schedule TO and the Exchange Offer Statement are hereby amended and supplemented as follows:

Items 1 through 11.

Items 1 through 11. of the Schedule TO and the information in the Exchange Offer Statement incorporated therein by reference are hereby amended and supplemented with the following information:

Extension of the Expiration Date of the Offer.

On September 29, 2010, the Company extended the Expiration Date of the Offer by five business days until 11:59 P.M., Eastern Daylight Time, on October 6, 2010, unless earlier terminated or extended.  Therefore, all references in the Schedule TO, Exchange Offer Statement and exhibits thereto to the Expiration Date or the expiration of the Exchange Offer shall be references to 11:59 PM, Eastern Daylight Time, on October 6, 2010, unless earlier terminated or extended.  Any holder who has tendered or tendered Warrants may withdraw such tender at any time prior to 11:59 PM, Eastern Daylight Time, on the Expiration Date in the manner set forth in the Exchange Offer Statement under the caption “The Exchange Offer – Withdrawal Rights.”

Waiver of the Minimum Condition.

On September 29, 2010, the condition to the Exchange Offer that holders of Warrants to purchase at least 95% of all of the shares of our Common Stock purchasable under all Warrants must have validly tendered and not withdrawn their Warrants (referred to as the “Minimum Condition”) prior to 11:59 p.m. on the Expiration Date has been amended to reduce the percentage of the condition to 80%.  As a result, the Exchange Offer is now subject to the amended condition that holders of at least 80% of all of the shares of our Common Stock purchasable under all Warrants must have validly tendered and not withdrawn their Warrants prior to 11:59 PM on the Expiration Date.  Accordingly, all references to this condition or the “Minimum Condition” in the Schedule TO and Exchange Offer Statement now relate to this revised condition.  As discussed in the Exchange Offer Statement, this condition will be measured based on the aggregate, combined results of each of the separate exchange and tender offers described in this Exchange Offer Statement.  Accordingly, this condition will be satisfied only if the combined effect of all of such separate exchange and tender offers is that holders of Warrants in any combination of classes of our Warrants have validly tendered and not withdrawn Warrants that represent the right to purchase an aggregate of 80% of the shares of our Common Stock that may be purchased under all of our Warrants in every class taken as a whole.  Accordingly, the Warrants validly tendered and not withdrawn in certain classes of our Warrants could represent the right to purchase less than 80% of the shares of Common Stock that may be purchased by all Warrants in that particular class if such validly tendered Warrants combined with all Warrants tendered in each other class of Warrants represents the right to purchase at least an aggregate of 80% of the shares of Common Stock that may be purchased pursuant to all of our Warrants in every class taken as a whole.
Temporary Extension of Outstanding Indebtedness.

We have outstanding a Second Amended and Restated Grid Secured Promissory Note, dated November 9, 2009, in the outstanding principal amount of $100,000 (the “Grid Note”).  We also have outstanding Secured Convertible Promissory Notes (the “Convertible Promissory Notes”), dated on or about September 24, 2008.  The aggregate outstanding principal and interest outstanding under the Convertible Promissory Notes is approximately $2,924,000.  Pursuant to the terms and conditions of the Convertible Promissory Notes, they may be amended with the approval of the holder or holders of at least a majority of the outstanding principal amount outstanding thereunder (the “majority holder”).  On September 21, 2010, the Company and the majority holder of the Convertible Promissory Notes entered into an Amendment No. 1 to Secured Convertible Promissory Notes, pursuant to which the maturity date of each of the Convertible Promissory Notes was extended from September 22, 2010 until October 22, 2010.  Also on September 21, 2010, the Company and the holder of the Grid Note entered into an Amendment No. 1 to Second Amended and Restated Grid Secured Promissory Note, pursuant to which the maturity date of the Grid Note was extended from October 1, 2010 until October 22, 2010.  Other terms of the Notes remained unchanged.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2010	BONDS.COM GROUP, INC.

	By:	/s/ MICHAEL O. SANDERSON
	Name:	Michael O. Sanderson
	Title:	Chief Executive Officer and Co-Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)*	Offer to Exchange

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(5)(D)*	Press Release, dated June 30, 2010
___________________________
*  Previously filed.